Exhibit 99.1

HeadHunter Group PLC Announces First Quarter 2022 Financial Results

MOSCOW, Russia, May 17, 2022 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the first quarter ended March 31, 2022. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

First Quarter 2022 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(3)	Three months ended March 31, 2022
	RUB	RUB		USD(4)
Revenue	4,452	2,841	56.7%	52.9
Russia Segments(6) Revenue	4,112	2,662	54.5%	48.9
Net Income	562	930	(39.6)%	6.7
Net Income Margin, %	12.6%	32.7%	(20.1) ppts
Adjusted EBITDA(5)	2,295	1,342	71.0%	27.3
Adjusted EBITDA Margin, %(5)	51.6%	47.2%	4.4 ppts
Adjusted Net Income(5)(7)	1,432	817	75.3%	17.0
Adjusted Net Income Margin, %(5)(7)	32.2%	28.8%	3.4 ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.
(7)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue is up 56.7%. Prior to the beginning of the conflict in Ukraine on February 23, 2022, our revenue demonstrated significant growth, as the average revenue per customer (“ARPC”) and the number of paying customers increased across all customer segments driven by monetization improvements and continuing high demand for candidates. Uncertainty over future economic development after February 23, 2022 has resulted in the decrease in hiring activity of our customers and a subsequent decrease in our year-on-year revenue growth.

●	Net income is down 39.6% to ₽562 million mainly due to recognition of impairment of Goodwill for Zarplata.ru because of a significant increase in market interest rates, which has been reflected in the discount rates used by the Group in the discounted cash flow models.

●	Adjusted EBITDA is up 71.0% and Adjusted EBITDA Margin is up 4.4 ppts from 47.2% to 51.6%.

(in millions of RUB and USD)	As of March 31, 2022	As of December 31, 2021	Change	As of March 31, 2022
	RUB	RUB		USD
Net Working Capital(1)	(6,630)	(6,128)	8.2%	(78.9)
Net Debt(1)	2,938	1,214	141.9%	34.9
Net Debt to Adjusted EBITDA Ratio(1)	0.3x	0.1x

(1)	Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

●	Net Working Capital as of March 31, 2022 increased by ₽503 million, or 8.2%, compared to December 31, 2021, primarily due to an increase in sales and corresponding increase in customer prepayments.

●	Net Debt increased by ₽1,723 million, or 141.9%, compared to December 31, 2021, primarily due to an increase in cash used in financing activities on the back of an interim dividend of ₽3,214 million for the year ended December 31, 2021 which we paid in February 2022 (see “Cash Flows”).

●	Net Debt to Adjusted EBITDA Ratio increased from 0.1x to 0.3x, compared to December 31, 2021, due to the increase in the Net Debt partly offset by the increase in Adjusted EBITDA.

Recent Acquisitions and Investments

As of March 31, 2021, we obtained control over LLC “Skillaz” (“Skillaz”), a Russian HR technology company that automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions, as our call option to acquire a further 40.01% ownership interest in Skillaz (in addition to our 25.01% stake already acquired) became beneficial. On May 26, 2021, we formally exercised the option and acquired the 40.01% stake. In June 28, 2021, we acquired an additional 9.97% stake, thus increasing our total ownership interest in Skillaz to 74.99%. From April 1, 2021, our statement of income and comprehensive income includes the results of Skillaz. This affects the comparisons of our revenue and operating expenses for the first quarter 2022 and the first quarter 2021. For the purposes of the analysis of our key performance indicators, such as the number of paying customers and ARPC, we included Skillaz in our “Other segments.”

On April 20, 2021 the Group acquired 25% in the charter capital of Dream Job LLC (Russia), which operates the employer review platform ‘dreamjob.ru’, for a cash contribution of RUB 60 million. We made this investment as we have observed the need for an independent and reliable employer review portal in Russia. On April 28, 2022 the Group contributed an additional RUB 100 million in the charter capital of Dream Job LLC and increased its stake to 46.66%.

On October 28, 2021 we entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia (the “Investment”), in exchange for a cash-in investment of US$ 5 million. Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 9 million verified users and operates in all regions of Russia. The Investment in YouDo is in line with our strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access the rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

Share Buyback Program

On September 30, 2021 we announced a share buyback program under which we may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of our ordinary shares represented by American Depositary Shares listed on the Nasdaq Global Select Market over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the Company’s board of directors (the “Board”) to repurchase shares would have expired (the “Buyback Program”). The primary purpose of the Buyback Program was to fund the Company’s long-term incentive programs.

As previously announced, on March 3, 2022, we terminated the share buyback program and, as of that date, we had repurchased 378,861 ADSs on the market for an aggregate consideration of RUB 1,425,999 thousand.

Impact of the Latest Geopolitical Developments on the Company

In recent months, following the commencement of military operations in Ukraine by the Russian Federation, additional severe sanctions were imposed by the United States of America, the European Union and some other countries on the Russian government, as well as major financial institutions and certain other entities and individuals in Russia. In addition, restrictions were introduced on supply of various goods and services to Russian entities. In response to the sanctions described above, the Russian government introduced certain currency control measures while the Russian Central Bank increased the key rate to 20%, which was subsequently decreased to 17% on April 11, 2022 and to 14% on April 29, 2022.

Uncertainty over future economic development in Russia has and may continue to result in a decrease in hiring activity of our customers, which would adversely impact our revenue.

As of March 31, 2022, considering the significant increase in market interest rates, we performed an impairment test of goodwill and our equity-accounted investees, reflecting changed market conditions in the discounted cash flow models. As a result, we recognized a goodwill impairment of ₽493 million related to our Zarplata.ru’ operating segment and impairment of equity accounted investee of ₽37 million.

Our future financial position, results and liquidity may continue to be affected by the ongoing adverse impact of the conflict in the Ukraine on the economy and business activity in the Russian Federation.

Modification of the Presentation of Adjusted Net Income

Beginning from the fourth quarter of 2021, we modified the presentation of Adjusted Net Income and Adjusted Net Income Margin, our non-IFRS measures, to include the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following table presents the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

(in millions of RUB)	For the three months ended March 31, 2021
	Non-IFRS Prior Presentation	Amortization of intangible assets recognized upon Zarplata.ru acquisition and related income tax effect	Non-IFRS Revised Presentation
Adjusted Net Income	850	(33)	817
Adjusted Net Income Margin, %	29.9%	(1.1) ppts	28.8%

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2021 was 17.8%.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 79.2% and 78.6% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2021 and December 31, 2020, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the first quarter segment external expenses in our “Russia (hh.ru)” segment in 2021 and 2020 were 20.7% and 24.5%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2021 were ₽3,630 million, ₽3,465 million, ₽3,700 million, and ₽4,645 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2021 was ₽(5,269) million, ₽(4,832) million, ₽(5,091) million, and ₽(6,128) million, respectively.

First Quarter 2022 Results

Our revenue was ₽4,452 million for the three months ended March 31, 2022, compared to ₽2,841 million for the three months ended March 31, 2021, primarily due to an increase in revenue in our Russia segment. Revenue for the three months ended March 31, 2022, increased by ₽1,610 million mostly due to an increase in our ARPC across all customer segments.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	1,230,801	766,466	60.6%
CV Database Access	844,394	588,965	43.4%
Job Postings	1,948,147	1,244,511	56.5%
Other value-added services	428,192	241,173	77.5%
Total revenue	4,451,534	2,841,115	56.7%

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended March 31,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,099,149	642,938	71.0%
Other regions of Russia	406,141	259,866	56.3%
Sub-total	1,505,290	902,804	66.7%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,336,078	886,278	50.8%
Other regions of Russia	1,088,898	763,059	42.7%
Sub-total	2,424,976	1,649,337	47.0%
Foreign customers of Russia segment	29,842	19,983	49.3%
Other customers in Russia	151,408	89,819	68.6%
Total for “Russia” operating segments	4,111,516	2,661,943	54.5%
Other segments	340,018	179,172	89.8%
Total revenue	4,451,534	2,841,115	56.7%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,457	5,123	6.5%
Other regions of Russia	6,369	5,631	13.1%
Key Accounts, total	11,826	10,754	10.0%
Small and Medium Accounts
Moscow and St. Petersburg	84,037	80,329	4.6%
Other regions of Russia	132,091	128,930	2.5%
Small and Medium Accounts, total	216,128	209,259	3.3%
Foreign customers of Russia segments	1,208	958	26.1%
Total for “Russia” operating segments	229,162	220,971	3.7%
Other segments, total	15,023	13,451	11.7%
Total number of paying customers	244,185	234,422	4.2%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	201,420	125,500	60.5%
Other regions of Russia	63,768	46,149	38.2%
Key Accounts, total	127,286	83,951	51.6%
Small and Medium Accounts
Moscow and St. Petersburg	15,899	11,033	44.1%
Other regions of Russia	8,244	5,918	39.3%
Small and Medium Accounts, total	11,220	7,882	42.4%
Other segments, total	22,633	13,320	69.9%

In the first quarter of 2022, compared to the first quarter of 2021:

•	In our Key Accounts customer segment, revenue increased by 66.7%, primarily due to the increase in ARPC.

o	ARPC in our Key Accounts customer segment increased by 51.6%. The increase mostly related to revenue we received from top-ups within the new limited model in subscription products effective from August 2020, as well as annual price increase from January 2022.

o	The number of paying customers in our Key Accounts customer segment has increased by 10.0%, mostly due to the increase in our regional Key Accounts.

•	In our Small and Medium Accounts customer segment, revenue has increased by 47.0%, driven mostly by the increase in ARPC.

o	ARPC in our Small and Medium Accounts customer segment has increased by 42.4%. This was driven primarily by the increase in average consumption as well as timing of annual price increase, which was effective from the beginning of the year in 2022 and from the beginning of the second quarter in 2021.

o	The number of paying customers in our Small and Medium Accounts customer segment was relatively flat year-on-year, as the increase in January and February of 2022 was offset by a decrease in March 2022, subsequent to the beginning of the conflict in Ukraine.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,480 million for the three months ended March 31, 2022, compared to ₽1,569 million for the three months ended March 31, 2021, representing an increase of ₽912 million, or 58.1%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

(in thousands of RUB)	For the three months ended March 31,
	2022	2021	Change
Personnel expenses	(1,444,098)	(845,709)	70.8%
Marketing expenses	(619,111)	(441,770)	40.1%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(107,492)	(50,404)	113.3%
Office rent and maintenance	(83,312)	(56,224)	48.2%
Professional services	(111,487)	(60,840)	83.3%
Insurance expense	(40,285)	(46,071)	(12.6)%
Hosting and other web-site maintenance	(23,240)	(14,460)	60.7%
Other operating expenses	(51,243)	(53,171)	(3.6)%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,480,268)	(1,568,649)	58.1%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended March 31,
	2022	2021	Change
Personnel expenses	32.4%	29.8%	2.7%
Marketing expenses	13.9%	15.5%	(1.6)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.4%	1.8%	0.6%
Office rent and maintenance	1.9%	2.0%	(0.1)%
Professional services	2.5%	2.1%	0.4%
Insurance expense	0.9%	1.6%	(0.7)%
Hosting and other web-site maintenance	0.5%	0.5%	0.0%
Other operating expenses	1.2%	1.9%	(0.7)%
Operating costs and expenses (exclusive of depreciation and amortization)	55.7%	55.2%	0.5%

Personnel expenses

Personnel expenses for the three months ended March 31, 2022 increased by ₽598 million, or 70.8%, compared to the three months ended March 31, 2021, primarily due to: (i) an increase in share-based compensation expense of ₽246 million arising mostly from the 2021 RSU Plan, partly off-set by a decrease in expenses related to legacy long-term incentive plans; (ii) the increase in headcount by 136 people (not including the increase in personnel headcount due to the acquisition of Skillaz) from March 31, 2021 to March 31, 2022, primarily in our development, sales and production teams; (iii) indexation of salary for our development team; and (iv) the addition of personnel expenses of Skillaz.

Personnel expenses increased as a percentage of revenue from 29.8% in the first quarter of 2021 to 32.4% in the first quarter of 2022 primarily due to an increase in share-based compensation expense.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue decreased from 27.5% in the first quarter of 2021 to 24.8% in the first quarter of 2022 due to the increase in revenue. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Our headcount increased to 1,403 people as of March 31, 2022, from 1,360 people as of December 31, 2021, primarily in our development, sales and production teams.

Marketing expenses

Marketing expenses increased by ₽177 million, or 40.1%, for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, mostly due to the increase in our “Russia (hh.ru)” segment across various channels in line with our marketing strategy.

Marketing expenses as a percentage of revenue decreased from 15.5% in the first quarter 2021 to 13.9% in the first quarter 2022, as a result of the increase in revenue.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽136 million, or 48.3%, primarily due to: (i) the addition of Skillaz other general and administrative expenses; (ii) an increase in subcontractor costs services in our “Russia (hh.ru)” segment due to the increase in revenue from our core and other value-added services; (iii) an increase in IT systems maintenance costs, and (iv) an increase in professional services due to various consulting and legal costs not occurring in the first quarter 2021.

Total other general and administrative expenses as a percentage of revenue were 9.4% in the first quarter of 2022, relatively flat compared to 9.9% in the first quarter of 2021.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 9.2% in the first quarter of 2022, relatively flat compared to 9.8% in the first quarter of 2021.

Net foreign exchange gain or loss

Net foreign exchange gain was ₽57 million for the three months ended March 31, 2022, compared to a ₽222 thousand loss for the three months ended March 31, 2021. The net foreign exchange gain for the three months ended March 31, 2022 reflects mostly the foreign exchange gain on USD-denominated cash balances, partly offset by the foreign exchange loss on USD-denominated payable, mainly dividends payable.

Depreciation and amortization

Depreciation and amortization were ~~P~~297 million for the three months ended March 31, 2022, compared to ₽238 million for the three months ended March 31, 2021. The increase by 24.8%, or ₽59 million, mainly relates to the amortization of intangible assets of Skillaz which have been measured at their fair values on acquisition.

Finance income and costs

Finance income was ₽56 million for the three months ended March 31, 2022, compared to ₽69 million for the three months ended March 31, 2021, primarily due to ₽35 million gain on remeasurement of option to acquire 40.01% ownership interest in LLC “Skillaz”, the financial asset measured at fair value through profit and loss, recognized in the first quarter of 2021 and not occurred in the first quarter of 2022. This was partly offset by an increase in income from cash deposits due to significant increase by the Central Bank of Russia in the key rate in March 2022.

Finance costs were ₽223 million for the three months ended March 31, 2022, compared to ₽151 million for the three months ended March 31, 2021. The increase of ₽72 million was primarily due to an increase in the interest payable on our bank loan due to increase by the Central Bank of Russia of the key rate in March 2022.

Income tax expense

Income tax expense increased to ~~P~~457 million for the three months ended March 31, 2022 from ₽254 million for the three months ended March 31, 2021, following an increase in revenue resulting in an increase in taxable income.

The effective tax rate increased to 44.9% for the three months ended March 31, 2022 compared to 21.5% for the three months ended March 31, 2021.

The effective tax rate for the three months ended March 31, 2022 was affected by the impairment of goodwill and equity accounted investees. The effective tax rate for the three months ended March 31, 2021 was affected by non-taxable gain on remeasurement of previously held interest in LLC “Skillaz”. Without these effects, the effective tax rate for the three months ended March 31, 2022 and March 31, 2021 would have been 29.5% and 26.4%, respectively.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended March 31, 2022, compared to the three months ended March 31, 2021, our net income decreased by 39.6% to ₽562 million, our Adjusted EBITDA increased by 71.0% to ₽2,295 million and our Adjusted Net Income increased by 75.3% to ₽1,432 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

(in thousands of RUB)	For the three months ended March 31,
	2022	2021	Change
Net cash generated from operating activities	1,917,568	1,912,574	4,994
Net cash generated from/(used in) investing activities	89,333	(195,915)	285,248
Net cash used in financing activities	(4,024,999)	(257,829)	(3,767,170)
Net (decrease)/increase in cash and cash equivalents	(2,018,098)	1,458,830	(3,476,928)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	3,155,618
Effect of exchange rate changes on cash	163,827	7,399	156,428
Cash and cash equivalents, end of period	4,668,957	4,833,839	(164,882)

Net cash generated from operating activities

For the three months ended March 31, 2022, net cash generated from operating activities was ₽1,918 million, compared to ₽1,913 million generated for the three months ended March 31, 2021. The increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities) was offset by (i) an increase in income tax paid due to an increased tax base for the first quarter of 2022 in comparison with first quarter of 2021; (ii) a decrease in the movement of trade and other payables for the first quarter of 2022 due to timing of tax payments; (iii) a decrease in the movement of contract liabilities for the first quarter of 2022 due to timing of customer advances in this quarter; (iv) increase in interest paid during the first quarter of 2022 due to timing of cash-flows (December 31, 2021 was non-working day, therefore, payment for the fourth quarter of 2021 was made in the first quarter of 2022); and (v) an increase in the movement in other liabilities due to the payment for the put liability to non-controlling participants in our subsidiary in Belаrus.

Net cash generated from/ (used in) investing activities

For the three months ended March 31, 2022, net cash generated from investing activities was ₽89 million compared to ₽196 million net cash used in investing activities for the three months ended March 31, 2021. The change between the periods of ₽285 million was primarily due to (i) ₽200 million net proceeds from the investments in short-term deposits in the first quarter 2022; (ii) a decrease in the deferred consideration paid for acquisition of Zarplata.ru in the first quarter of 2022 by ₽166 million; (iii) ₽67 million of cash acquired with Skillaz in the first quarter 2021; (iv) an increase in the acquisition of fixed assets primarily related to the office equipment in the first quarter of 2022 and (v) an increase in interest received from the cash deposited.

Net cash used in financing activities

For the three months ended March 31, 2022, net cash used in financing activities was ₽4,025 million, compared to ₽258 million net cash used in financing activities for the three months ended March 31, 2021. The change between the periods of ₽3,767 million was primarily due to the (i) ₽3,214 million payment of dividends for the year ended December 31, 2021 in February 2022 (in 2021, payment of annual dividend occured in the third quarter); (ii) ₽330 million paid for the acquisition of treasury shares in the first quarter 2022 (see “Share Buyback Program”); (iii) ₽126 million payment of dividends to non-controlling participant in our Belarus’ subsidiary; and (iv) repayment of two quarterly tranches per bank loan during the first quarter of 2022 due to the calendar layout (December 31, 2021 was non-working day, therefore, payment for the fourth quarter of 2021 was made in the first quarter of 2022).

Capital Expenditures

Our additions to property and equipment and intangible assets (excluding goodwill) for the three months ended March 31, 2022 were ₽91 million, compared to ₽611 million for the three ended March 31, 2021. A decrease of ₽520 million was primarily due to the acquisition of property and intangible assets relating to

Skillaz in the amount of ₽ 552 million in the first quarter of 2021, which was partly offset by the acquisition of office equipment in the amount of ₽38 million in the first quarter of 2022.

Goodwill impairment

In the first quarter of 2022, considering significant increase in market interest rates, we performed impairment test of goodwill and our equity-accounted investees reflecting changed market conditions in the discounted cash flow models. As a result, we recognized a goodwill impairment of ₽493 million related to our “Russia (Zarplata.ru)” operating segment and impairment of equity accounted investees of ₽37 million.

Dividend

On January 13, 2022 we announced that our Board of Directors approved the distribution of an interim dividend for the year 2021 of $0.84 per share, which amounted to ₽3,150 million, representing 52% of our Adjusted Net Income for the year. The dividends were paid to shareholders in February 2022.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS* financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) income from the depositary; (6) net foreign exchange (gain)/loss; 7) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (8) (gain)/loss on financial assets measured at fair value through profit and loss; (9) share of (profit)/loss of equity-accounted investees; (10) other financing and transactional costs; (11) goodwill impairment; (12) Impairment of equity-accounted investees.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) income from the depositary; (3) net foreign exchange (gain)/loss; (4) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (5) (gain)/loss on financial assets measured at fair value through profit and loss; (6) share of (profit)/loss of equity-accounted investees; (7) other financing and transactional costs; (8) goodwill impairment; (9) impairment of equity accounted investees; (10) amortization of intangible assets recognized upon the acquisition of our predecessor; (11) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) other financing and transactional costs; (3) transaction costs related to business combinations.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

●	“Net Debt to Adjusted EBITDA Ratio” by dividing Net Debt by Adjusted EBITDA.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating

* Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO- and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity.

Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended March 31,
	2022	2021	2022
	RUB	RUB	USD
Revenue	4,451,534	2,841,115	52,941
Operating costs and expenses (exclusive of depreciation and amortization)	(2,480,268)	(1,568,649)	(29,497)
Depreciation and amortization	(297,053)	(237,973)	(3,533)
Operating income	1,674,213	1,034,493	19,911
Finance income	56,341	69,492	670
Finance costs	(222,856)	(150,731)	(2,650)
Changes in put liability to non-controlling participants in subsidiary	(30,043)	–	(357)
Other income	22,966	13,077	273
Net foreign exchange gain/(loss)	56,627	(222)	673
Goodwill impairment	(493,162)	–	(5,865)
Impairment of equity accounted investees	(37,089)	–	(441)
Share of loss of equity-accounted investees (net of income tax)	(7,973)	(4,864)	(95)
Gain on remeasurement of previously held interest in equity-accounted investees	–	223,308	–
Profit before income tax	1,019,024	1,184,553	12,119
Income tax expense	(457,397)	(254,207)	(5,440)
Net income for the period	561,627	930,346	6,679
Attributable to:
Owners of the Company	552,622	898,801	6,572
Non-controlling interest	9,005	31,545	107
Comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	13,270	9,218	158
Total comprehensive income, net of tax	574,897	939,564	6,837
Attributable to:
Owners of the Company	564,502	906,138	6,713
Non-controlling interest	10,395	33,426	124
Earnings per share
Basic (in RUB per share)	10.99	17.86	0.13
Diluted (in RUB per share)	10.70	17.34	0.13

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of RUB and USD)	March 31, 2022	December 31, 2021	March 31, 2022
	RUB	RUB	USD
Non-current assets
Goodwill	10,143,693	10,630,361	120,636
Intangible assets	3,142,130	3,325,135	37,368
Property and equipment	427,383	423,986	5,083
Equity-accounted investees	369,559	414,621	4,395
Right-of-use assets	167,821	179,000	1,996
Deferred tax assets	545,695	451,890	6,490
Other non-current assets	28,133	27,091	335
Total non-current assets	14,824,414	15,452,084	176,303
Current assets
Trade and other receivables	142,198	154,602	1,691
Indemnification asset	133,377	117,844	1,586
Prepaid expenses and other current assets	189,340	234,514	2,252
Short-term investments	100,000	300,000	1,189
Cash and cash equivalents	4,668,957	6,523,228	55,527
Total current assets	5,233,872	7,330,188	62,245
Total assets	20,058,286	22,782,272	238,547
Equity
Share capital	8,655	8,655	103
Share premium	1,568,626	1,568,626	18,655
Share-based payments reserve	1,034,231	694,096	12,300
Treasury shares	(1,425,999)	(1,096,357)	(16,959)
Foreign currency translation reserve	(82,798)	(94,678)	(985)
Retained earnings	2,159,180	4,756,114	25,679
Total equity attributable to owners of the Company	3,261,895	5,836,456	38,793
Non-controlling interest	46,676	126,888	555
Total equity	3,308,571	5,963,344	39,348
Non-current liabilities
Loans and borrowings	7,223,476	7,338,876	85,907
Lease liabilities	81,402	96,181	968
Deferred tax liabilities	490,405	504,367	5,832
Contract liabilities	81,207	84,205	966
Trade and other payables	52,734	110,236	627
Provisions	86,956	117,345	1,034
Other non-current liabilities	119,810	135,741	1,425
Total non-current liabilities	8,135,990	8,386,951	96,759
Current liabilities
Contract liabilities	5,105,319	4,560,634	60,716
Trade and other payables	1,790,233	1,816,113	21,291
Loans and borrowings (current portion)	483,067	698,778	5,745
Lease liabilities (current portion)	110,273	100,864	1,311
Income tax payable	281,713	357,555	3,350
Provisions (current portion)	776,977	758,117	9,240
Other current liabilities	66,143	139,916	787
Total current liabilities	8,613,725	8,431,977	102,441
Total liabilities	16,749,715	16,818,928	199,200
Total equity and liabilities	20,058,286	22,782,272	238,547

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended

(in thousands of RUB and USD)
	March 31, 2022	March 31, 2021	March 31, 2022
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	561,627	930,346	6,679
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	297,053	237,973	3,533
Goodwill impairment	493,162	–	5,865
Impairment of equity accounted investees	37,089	–	441
Net finance costs	166,515	81,239	1,980
Net foreign exchange gain	(56,627)	222	(673)
Gain on remeasurement of previously held interest in equity- accounted investees	–	(223,308)	–
Changes in put liability to non-controlling participants in subsidiary	30,043	–	357
Other non-cash items	(4,851)	(617)	(58)
Long-term incentive plans, including social taxes	312,787	66,591	3,720
Share grant to the Board of Directors	4,692	5,433	56
Share of loss of equity-accounted investees, net of income tax	7,973	4,864	95
Income tax expense	457,397	254,207	5,440
Change in trade receivables and other operating assets	55,508	14,098	660
Change in contract liabilities	536,980	671,946	6,386
Change in trade and other payables	(37,034)	240,080	(440)
Change in provisions	26,208	45,676	312
Change in other liabilities	(13,706)	(12,462)	(163)
Income tax paid	(650,887)	(266,002)	(7,741)
Interest paid	(306,361)	(137,712)	(3,643)
Net cash generated from operating activities	1,917,568	1,912,574	22,805
INVESTING ACTIVITIES:
Payment for the acquisition of equity-accounted investee	(683)	66,524	(8)
Payment of deferred consideration for the acquisition of subsidiary	(68,183)	(233,836)	(811)
Acquisition of intangible assets	(42,481)	(43,598)	(505)
Acquisition of property and equipment	(56,227)	(14,279)	(669)
Investments in short-term deposits	(100,000)	–	(1,189)
Proceeds from short-term deposits	300,000	–	3,568
Interest received	56,907	29,274	677
Net cash generated from/(used in) investing activities	89,333	(195,915)	1,062
FINANCING ACTIVITIES:
Acquisition of treasury shares	(329,642)	–	(3,920)
Bank loan and other borrowings origination fees paid	–	(41,971)	–
Bank and other loans repaid	(242,895)	(121,447)	(2,889)
Payment for lease liabilities	(20,317)	(19,440)	(242)
Dividends paid to shareholders	(3,213,926)	–	(38,222)
Dividends paid to non-controlling interest	(92,408)	(74,971)	(1,099)
Payments of put liability to non-controlling participants in subsidiary	(125,811)	–	(1,496)
Net cash used in financing activities	(4,024,999)	(257,829)	(47,868)
Net (decrease)/increase in cash and cash equivalents	(2,018,098)	1,458,830	(24,001)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	77,579
Effect of exchange rate changes on cash	163,827	7,399	1,948
Cash and cash equivalents, end of period	4,668,957	4,833,839	55,527

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

(in thousands of RUB)	For the three months ended March 31,
	2022	2021
Net income	561,627	930,346
Add the effect of:
Income tax expense	457,397	254,207
Net interest costs	166,515	115,747
Depreciation and amortization	297,053	237,973
EBITDA	1,482,592	1,538,273
Add the effect of:
Equity-settled awards, including related social taxes(1)	314,492	65,106
Income from depositary(2)	(16,246)	(12,462)
Net foreign exchange (gain)/loss (3)	(56,627)	222
Gain on remeasurement of previously held interests in equity- accounted investees(4)	–	(223,308)
Gain on financial asset measured at fair value through profit or loss (5)	–	(34,508)
Share of loss of equity-accounted investees(6)	7,973	4,864
Other financing and transactional costs(7)	32,709	3,656
Goodwill impairment(8)	493,162	–
Impairment of equity-accounted investees(9)	37,089	–
Adjusted EBITDA	2,295,144	1,341,843

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.

(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(4)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(5)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.

(6)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(7)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(8)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.

(9)	Represents loss from impairment of equity-accounted investees as a result of significant increase in market rates, which was reflected in the discounted cash flow models.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

(in thousands of RUB)	For the three months ended March31,
	2022	2021
Net income	561,627	930,346
Add the effect of:
Equity-settled awards, including related social taxes(1)	314,492	65,106
Income from depositary(2)	(16,246)	(12,462)
Net foreign exchange (gain)/loss (3)	(56,627)	222
Gain on remeasurement of previously held interests in equity- accounted investees(4)	–	(223,308)
Gain on financial asset measured at fair value through profit or loss(5)	–	(34,508)
Share of loss of equity-accounted investees(6)	7,973	4,864
Other financing and transactional costs(7)	32,709	3,656
Goodwill impairment(8)	493,162	–
Impairment of equity accounted investees(9)	37,089	–
Amortization intangible assets recognized upon the acquisition of our predecessor (10)	103,947	103,947
Tax effect on adjustments(11)	(45,736)	(20,790)
Adjusted Net Income†	1,432,390	817,073

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.

(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(4)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(5)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.

(6)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(7)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(8)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.

(9)	Represents loss from impairment of equity-accounted investees as a result of significant increase in market rates,which was reflected in the discounted cash flow models.

(10)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.

(11)	Represents income tax on taxable or deductible adjustments presented above.

*	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended March 31, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,444,098)	(619,111)	(417,059)	(2,480,268)
Add the effect of:
Equity-settled awards, including social tax(1)	314,492	–	–	314,492
Other financing and transactional costs(2)	23,943	–	8,766	32,709
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,105,663)	(619,111)	(408,293)	(2,133,067)

	For the three months ended March 31, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(845,709)	(441,770)	(281,170)	(1,568,649)
Add the effect of:
Equity-settled awards, including social tax(1)	65,106	–	–	65,106
Other financing and transactional costs (2)	–	–	3,654	3,654
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(780,603)	(441,770)	(277,516)	(1,499,889)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of March 31, 2022	As of December 31, 2021
Trade and other receivables	142,198	154,602
Prepaid expenses and other current assets	189,340	234,514
Contract liabilities	(5,105,319)	(4,560,634)
Trade and other payables	(1,790,233)	(1,816,113)
Other current liabilities	(66,143)	(139,916)
Net Working Capital	(6,630,157)	(6,127,547)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of March 31, 2022	As of December 31, 2021
Loans and borrowings	7,223,476	7,338,876
Loans and borrowings (current portion)	483,067	698,778
Cash and cash equivalents	(4,668,957)	(6,523,228)
Short-term investments	(100,000)	(300,000)
Net Debt	2,937,586	1,214,426

Calculation of Adjusted EBITDA on the last twelve months basis as of March 31, 2022:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2021 (1)	8,652,564
Less Adjusted EBITDA for the three months ended March 31, 2021	(1,341,843)
Add Adjusted EBITDA for the three months ended March 31, 2022	2,295,144
Adjusted EBITDA on the last twelve months basis as of March 31, 2022	9,605,865

(1)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB, except ratio)	As of March 31, 2022	As of December 31, 2021
Net Debt	2,937,586	1,214,426
Adjusted EBITDA	9,605,865	8,652,564
Net Debt to Adjusted EBITDA Ratio	0.3x	0.1x